SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9/A

(RULE 14d-101)

SOLICITATION/ RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)

Microcell Telecommunications Inc.

(Name of Subject Company)

Microcell Telecommunications Inc.

(Name of Person(s) Filing Statement)

Class A Restricted Voting Shares

Class B Non-Voting Shares, Warrants 2005 and Warrants 2008
(Titles of Classes of Securities)

59501T882, 59501T874, 59501T163, 59501T171

(CUSIP Numbers of Classes of Securities)

Jocelyn Côté, Esq.

Vice President, Legal Affairs
Microcell Telecommunications Inc.
800 de La Gauchetière Street West, Suite 4000
Montreal, Quebec, H5A 1K3
Canada
(514) 937-2121
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

With Copies to:

David P. Falck, Esq. Pillsbury Winthrop LLP 1540 Broadway New York, NY 10036 (212) 858-1000	Marc B. Barbeau, Esq. Stikeman Elliott LLP 1155 Rene-Levesque Blvd. West Suite 4000 Montreal, Quebec H3B 3V2 Canada (514) 397-3000

Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. ☒